UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 19 September 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

P a g e
1 | 1
Harmony acquires full ownership of the Hidden Valley mine
in Papua New Guinea
Johannesburg, Monday, 19 September 2016: Harmony Gold Mining
Company Limited (Harmony) today announced that it has signed an agreement to purchase Newcrest PNG 1 Ltd, the wholly-owned subsidiary of Newcrest Mining Limited (Newcrest) which holds Newcrest’s 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1.
Finalisation of this transaction, which will give Harmony 100% ownership of the Hidden Valley mine, is conditional upon regulatory approval in South
Africa.

“Our acquisition of the Hidden Valley mine is aligned with our overall aspiration to increase our annual production profile to 1.5Moz within three years. We believe that Hidden Valley has the potential to contribute approximately 180 000oz gold per annum to Harmony’s production profile at an all-in sustaining cost of less than US$ 950/oz within the next three years,” Peter Steenkamp, chief executive officer of Harmony said.

As at 30 June 2016, the Hidden Valley mine had an estimated mineral reserve of 1.4Moz of gold at 1.6g/t and 27Moz of silver at 31g/t, resulting in total gold equivalent ounces of 1.8Moz at 2 g/t. The estimated mineral resource includes 4Moz of gold at 1.6g/t and 73Moz of silver at 29g/t. Mining the stage 5 and 6 cutback will extend the current mine life by 7 years and require an initial capital investment of approximately US$180 million.

Harmony will also acquire Newcrest’s 50% interest in the exploration tenements adjacent to the Hidden Valley mine.

On completion of the transaction, Harmony will assume all liabilities and expenses related to the Hidden Valley joint venture and mine, including all closure, rehabilitation and remediation obligations, with effect from
31 August 2016. Newcrest has funded Newcrest PNG 1 Ltd to an amount of
US$22.5m, as its once-off contribution towards Hidden Valley’s future closure liability.

Harmony and Newcrest will remain joint venture partners in the Wafi-Golpu project.

“Acquiring 100% of the Hidden Valley mine and its surrounding exploration tenements meet our acquisition criteria. After the initial investment phase
Hidden Valley will generate strong free cash flows, which could be applied to the development of the Wafi-Golpu project and our exciting exploration portfolio in Papua New Guinea,” Peter Steenkamp added.
Issued by Harmony Gold Mining
Company Limited
For more details contact:

Frank Abbott
Financial Director
+27 (0) 82 800 4290

Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining and
exploration company, has operations and
assets in South Africa and Papua New
Guinea. Harmony, which has more than 60
years’ experience in the industry, is the third
largest gold producer in South Africa. Our
assets include 9 underground mines and 1
open pit operation and several surface
sources in South Africa. We are in the
process of acquiring full ownership in Hidden
Valley - an open pit mine. In addition, we
own 50% of the significant Golpu project in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.

The company’s primary stock exchange
listing is on the JSE with a secondary listing
on the New York Stock Exchange. The bulk
of our shareholders are in South Africa and
the United States. Additional information on
the company is available on the corporate
website,
www.harmony.co.za
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 19, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name:Frank Abbott
Title: Financial Director